(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 000-23195

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:

Tier Technologies, Inc.

Former name if applicable:

Not applicable.

Address of principal executive office (Street and number):

10780 Parkridge Boulevard, Suite 400

City, state and zip code:

Reston, Virginia 20191

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

While preparing its financial statements for the fiscal year ended September 30, 2005, the Registrant discovered a number of errors, including its accounting for (1) net accounts receivable relating to a payment processing operation; (2) certain accruals and reserves; and (3) certain notes receivable. Many of these issues are still under review and the Registrant needs additional time to complete the process and assess the final impact on fiscal 2005 financial results and on previously reported financial results. As a result, the Registrant will not be able to file its Annual Report on Form 10-K within the prescribed time period. Additionally, the Registrant expects to restate its financial results for the fiscal years ended September 30, 2002, 2003 and 2004 and for the associated fiscal quarters as needed. The Registrant is working diligently to complete this review and assessment and to file the Form 10-K and the prior period restatements as soon as possible.

The Registrant currently expects these restatements primarily to reflect:

•	The write-off of net accounts receivable originally recorded on the Registrant’s balance sheets for these periods relating to one of its payment processing operations. This change is necessary to reflect proper accounting for amounts owed to the Registrant as a result of both (1) insufficient-funds checks received by the Registrant from child-support payers, and (2) over-payments made by the Registrant. The Registrant is not able at this time to quantify the amount of the expected restatements for this issue.

•	The recording of an accrual for sales commission expense on the Registrant’s September 30, 2004 and December 31, 2004 statements of operations. The effect of this change is expected to increase selling and marketing expense for the fiscal year ended September 30, 2004 and the first quarter of fiscal 2005, which ended December 31, 2004, by approximately $225,000 and $99,000, respectively, and to reduce selling and marketing expense for the quarter ended March 31, 2005 by approximately $324,000. These adjustments are expected to reduce diluted earnings per share by $0.01 for fiscal year 2004, but are not expected to materially impact the quarter ended December 31, 2004. These adjustments would increase diluted earnings per share by $0.01 for the quarter ended March 31, 2005.

•	The correction of the amounts shown as due to the Registrant under its notes and accrued interest receivable from related parties and notes receivable from shareholders on its balance sheets for the relevant periods and the reduction of the related entries for interest income shown on its relevant statements of operations. These adjustments are expected to result in the reclassification of $378,000 of notes previously classified as assets to shareholders equity for all reported periods, which will have the effect of reducing both assets and shareholders equity by that amount. In addition, the Registrant believes that the adjustments will result in a cumulative downward adjustment of approximately $150,000 of accumulated interest income reported in its retained earnings in the periods noted above.

The Registrant’s review of its accounting practices is ongoing. Once it has completed its review, it may conclude that additional changes to its financial statements for these periods are appropriate, that the proper adjustments are different in amount or type from those summarized above, or that changes are necessary to financial statements for other periods.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: David E. Fountain, Chief Financial Officer - 571-382-1000.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently expects revenues for the fiscal fourth quarter and full year ending September 30, 2005 to be $34.3 million, up 11% over the prior year, and $150.8 million, up 18% over the prior year, respectively, exceeding the high end of its previously guided range for the year of $149.0 million. For the quarter and the year ended September 30, 2004, the Registrant previously reported revenues of $31.0 million and $127.9 million, respectively, but those results may be restated as a result of the matters discussed above.

Subject to the impact of the expected restatements discussed in Part III above, the Registrant also expects fully diluted income (loss) per share to be a loss of $(0.07) to $(0.08) for the fiscal fourth quarter and income of $0.02 to $0.03 for the fiscal year ended September 30, 2005, as compared to previous guidance of income of $0.10 to $0.11 per fully diluted share. For the quarter and year ended September 30, 2004, the Registrant previously reported fully diluted income per share of $0.04 and $0.02, respectively, but those results may be restated as a result of the matters discussed above. Key drivers for the quarter compared to previous guidance include (1) an increase in labor-related costs, primarily fringe expenses, of approximately $0.04 per fully diluted share; (2) adjustments to various reserves and accruals of approximately $0.03 per fully diluted share; and (3) additional Sarbanes-Oxley compliance costs and accounting fees of approximately $0.01 per fully diluted share.

These financial results are preliminary and have not been finalized by the Registrant or audited by its auditors. They are based on information available to management at the date of this filing, and could change materially when the Registrant reports its audited financial results for the fiscal year.

TIER TECHNOLOGIES, INC.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 14, 2005	By:	/s/ David E. Fountain
		Name:	David E. Fountain
		Title:	Chief Financial Officer

2